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                                  FORM 51-102F3

                          MATERIAL CHANGE REPORT UNDER
                           NATIONAL INSTRUMENT 51-102


1.       NAME AND ADDRESS OF COMPANY

         Masonite International Corporation
         1600 Britannia Road East
         Mississauga, Ontario  L4W 1J2

2.       DATE OF MATERIAL CHANGE

         February 17, 2005

3.       NEWS RELEASE

         A news release with respect to the material change referred to in this report was issued through Canada NewsWire on February 17, 2005 and filed on the system for electronic document analysis and retrieval (SEDAR) on February 18, 2005.

4.       SUMMARY OF MATERIAL CHANGE

         On February 17, 2005, Masonite International Corporation ("Masonite") announced that it has amended its agreement with Stile Acquisition Corp. ("Stile"), an affiliate of Kohlberg Kravis Roberts & Co. ("KKR"), to provide for an increase in the price at which Stile would acquire all of the common shares of Masonite to C$42.25 per share cash from C$40.20 per share cash, an increase of C$2.05 per share. Masonite also rescheduled its special meeting of shareholders to approve the acquisition by way of plan of arrangement from February 18, 2005 to March 31, 2005. The transaction with Stile was first announced on December 22, 2004.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Masonite announced that it has amended its agreement with Stile to provide for an increase in the price at which Stile would acquire all of the common shares of Masonite to C$42.25 per share cash from C$40.20 per share cash, an increase of C$2.05 per share. Masonite's Board unanimously recommends that shareholders vote in favour of the revised transaction.

         Masonite has rescheduled its shareholders meeting to approve the acquisition by way of plan of arrangement from February 18, 2005 to March 31, 2005. The record date for entitlement to receive notice of and to vote at the shareholders meeting will be March 1, 2005 and a proxy circular will be mailed not later than March 10, 2005. These dates are subject to approval by the Ontario Superior Court of Justice. Proxies deposited and voting instructions given in respect of



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         the meeting originally scheduled for February 18, 2005 will not be valid and will have no effect in respect of the meeting rescheduled to March 31. Shareholders of record on March 1, 2005 will receive a form of proxy or voting instruction form with the proxy circular for the meeting and the deadline for submitting proxies will be 5:00 p.m. (Toronto time) on March 30, 2005.

         The revised transaction is subject to the approval of two-thirds of the votes cast at the special meeting on March 31 and by a majority of the votes cast at the special meeting, other than votes in respect of common shares held by senior management of Masonite. Masonite has agreed to pay US$20 million in currency hedging costs to Stile solely in the event that the combination agreement with Stile is terminated because Masonite's shareholders do not approve the revised transaction by the requisite approvals at the shareholders meeting. (In such a case, the previously disclosed termination payment of C$27.4 million will not be payable unless Masonite enters into another acquisition proposal within twelve months.)

         The special committee has been advised by its financial advisor, Merrill Lynch & Co., that the consideration under the revised offer is fair from a financial point of view to the shareholders of Masonite other than senior management. The Special Committee has unanimously concluded that the revised offer is fair to the shareholders other than senior management and in the best interests of Masonite and has recommended that the Board approve the transaction as revised. The Board agreed with the Special Committee's conclusions and unanimously recommends that Masonite's shareholders vote in favour of the revised transaction.

         The transaction is expected to close in early April 2005. The combination agreement will terminate automatically if the transaction has not closed by April 29, 2005, subject to certain exceptions outlined in the original combination agreement.

         The other terms of the combination agreement remain unchanged.

         The Bank of Nova Scotia has committed to provide debt financing for the transaction which, together with the equity commitment made by a fund affiliated with KKR, will provide sufficient financing to complete the transaction.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

7.       OMITTED INFORMATION

         Not applicable.


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8.       EXECUTIVE OFFICER

         For further information contact John Ambruz, Executive Vice President, Strategic Development of Masonite at 905-670-6500.

         DATED this 22nd day of February, 2005.



                                    Per: (Signed) Harley Ulster
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                                         Harley Ulster
                                         Executive Vice President, General
                                         Counsel and Corporate Secretary